Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986, 333-201677, 333-203457 and 333-203458

Free Writing Prospectus dated April 20, 2015

LEARN MORE EXPLORE STOCKS Your Opportunity to Invest in the Lifetime Earnings of Pro Athletes* Stocks That Can Offer Diversification & Opportunities for Dividends Opportunity for Dividends Fantex, Inc. securities are designee to pay dividends. The company intends to make these payments based on the available cash generated from the company's contracts with professional athletes. Unique Asset for Diversification The underlying cash flows of Fantex. Inc. securities ii.e,, athlete salaries) are tied to return divers unrelated to those driving a -traditional investment portfolio. In this way, Fantex, Inc stocks are a unique alternative asset category that can be part of an overall diversification strategy Statistical Analysis Prior to the offering of each stock, Fantex. Inc. engages m a detailed statistical process to estimate the fair value of each contract it signs with an athlete. Fantex, Inc. also researches the background and character of each player prior to entering into a contract.

Still have questions? Call us at (800) 229-7958 or Fantex, Inc. offerings are highly speculative and the securities involve a high degree of risk. Investing in a Feeney. Inc_ tracking stock should only be considered by persons who can afford the loss of their entire investment Fantex. Inc. has currently entered into brand contracts VIEW RISKS with NFL football players. The images on this ambsite depicting other sports are Intended to Illustrate sports played by athletes that Fantex. Inc. may pursue to enter Into brand contracts. There is no assurance that Fatten. Inc. will offer additional tracking Mocks to retest the economic performance of brands that play any of the sports depicted on the website. ' Each Centex Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex Inc. has signed with an athlete. However. holders of shares of a Fantex. Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an Investment Ina tracking stock will represent an ownership interest in Fantex. Inc. ass whole. which will expose holders to additional risks associated with any individual tracking series that Fantex. Inc_ establishes and issues in the future_ Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks_ Fantex, Inc. has flied a registration statement (including a prospectus) with the SEC for the offering to which this communication relates, Before you invest, you should read the prospectus in that registration statement and other documents Fames. Inc has flied with the SEC for more complete information about Fames,. Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.uov. Alternatively. Fantex. Inc.. any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request d by calling toil-free B55-905-5050. View the Fantex Kendall Wridhl prospectus, View the Fontes. Jack Mewhort prospectus. View the Fantex Michael Brockers prospectus. View the Fantex Aishon Jeffery erosoectus. This is not an offer to self nor a solicitation of en offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

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Overview

Fantex Brokerage Services (FBS) is a FINRA-member broker/dealer offering investors a platform to buy and sell unique investments tied to athlete income - playing contracts, endorsements, speaking fees, etc. The platform offers investors the opportunity to invest in stocks linked to the cash flows generated by contracts with professional athletes.

FBS is similar to other firms providing access to non-traditional investments in areas such as consumer debt or real estate. However, FBS offers investors access to the unique asset category of stocks tied to the earnings potential of individuals - starting with sports.


APR 28, 2014
Fantex Vernon Davis IPO & secondary trading begins
PAID
AUG 18, 2014
1st cash dividend of $0.70/share
PAID
NOV 26, 2014
2nd cash dividend of $0.30/share
APR 28, 2015
3rd cash dividend of $0.50/share
Dividends Declared to Date $1.50/share = 15% of IPO Price
1 Year

Designed for Dividends

Fantex, Inc. securities are designed to pay dividends, subject to the availability of funds. These payments are expected to be made as the contracts Fantex, Inc. has with professional athletes generate cash.

This is an example of historical dividends paid to stockholders of Fantex Vernon Davis. This is not indicative of any past or future dividends for any other Fantex, Inc. stock.

Statistically-Driven Valuations

Fantex, Inc. engages in a detailed statistical process to estimate the fair value of each contract it signs by creating a model to estimate an athlete's future income. Fantex, Inc. then discounts this estimated future cash flow to adjust for risk.

There are two fundamental drivers used to estimate the fair value of contracts signed with athletes:

Comparable Players: Fantex, Inc. builds a statistical model to determine the closest set of comparable players based on factors such as draft position, production, durability and injury history. This is done to estimate the athlete's future playing contracts.

Salary Cap Growth: Once the athlete's comp set is derived, future playing contracts are estimated based on historical and estimated future growth of salaries in that sport.


Second Contract Comparables

These valuation models are updated at least annually.


NFL Salary Cap Growth
US GDP Growth
150%
100%
50%
2000
2004
2008
2012

Prior growth in the NFL salary cap is not indicative of future salary cap growth.
GDP Source: US Department of Commerce: Bureau of Economic Analysis
NFL Salary Cap Source: NFL Enterprises LLC.

Factors Impacting Stock Performance ',ere a'e a number ot•actors het can irr pact the value of an investment in a Fan:ex, Inc stock On-Field Performance Patertiel tc impact the value of his !Lase pleying ccnt'octs. I le aronly of the athlete to secure revenue ,nerating o,porturtes away from the playlne field %.11 Impact Ne total Income pald by:he adlete Brand Banding Famer.. Inc is ed,ely engaged in ausience development all the athletes it has urge' cont'act. lisuccessful, these advItles nay he p an athlete Increese hls athlete a. his abiliry gene'ate addmanal income.

Getting Started

Enroll

It's easy to get started and only takes about 5-8 minutes to open an account.

Fund

We offer 3 options to fund your account: through a bank transfer (the most common), a wire (the fastest) or mailing a check (if you like stamps).

Invest

You can visit our explore page to check out upcoming IPOs and any stock currently trading on Fantex.

START

Questions? Call us at (800) 229-7958

You can also chat with support, view the knowledge base or email us with any questions

Fantex, Inc. offerings are highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc. has currently entered into brand contracts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contracts. There is no assurance that Fantex, Inc. will offer additional tracking stocks to reflect the economic performance of brands that play any of the sports depicted on the website.

VIEW RISKS

* Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. View the Fantex Kendall Wright prospectus. View the Fantex Jack Mewhort prospectus. View the Fantex Michael Brockers prospectus. View the Fantex Alshon Jeffery prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

[1] Most likely this dividend will be considered a return of capital (rather than a gain on investment).

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